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            [SCIENTIFIC LEARNING CORPORATION LETTERHEAD]



October 14, 1998

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:  SCIENTIFIC LEARNING CORPORATION
     SEC FILE NO. 333-56545

Dear Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Scientific Learning Corporation (the "Registrant") hereby requests withdrawal of its Registration Statement on Form S-1 (SEC File No. 333-56545) on the grounds that current market conditions do not support a public offering of the Registrant's Common Stock at this time.

Very truly yours,

/s/ Sheryle J. Bolton
    Sheryle J. Bolton

cc:  Jeffrey S. Zimman
     Nora L. Gibson